RECEIVED

2008 MAY -8 P 4:21

FICE OF INTERNATIONAL
CORPORATE FINANCE

BRIDGESTONE

BRIDGESTONE CORPORATION

10-1, KYOBASHI 1-CHOME, CHUO-KU

TOKYO 104-8340, JAPAN

[redacted]x : 81-3-3563-6907

May 02, 2008

08002434

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

We have made public on May 2, 2008, the following messages.

- Receipt of Statement of Objections from the European Commission

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

PROCESSED
MAY 13 2008
THOMSON REUTERS

Yoshio Neagari
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-chome
Chuo-ku, Tokyo 104-8340, Japan
Phone: +81-3-3563-6811
Fax: +81-3-3567-4615
URL: http://bridgestone.co.jp

FOR IMMEDIATE RELEASE
Contact: Public Relations
(03-3563-6811)

Receipt of Statement of Objections from the European Commission

Tokyo (May 2, 2008) - Bridgestone Corporation confirms that it received a Statement of Objections* on May 1, 2008, and its subsidiary in the United Kingdom, Bridgestone Industrial Limited received on April 30, 2008 from the European Commission with respect to alleged anticompetitive behavior in relation to sales of marine hose.

Bridgestone Corporation will examine the European Commission's preliminary findings as reported in the Statement of Objections and will respond in due course.

* A Statement of Objections is a procedural document whereby the European Commission describes its preliminary view in relation to a possible infringement of EU competition law and allows its addressees to present arguments in response. A Statement of Objections is a preparatory document that does not prejudge the European Commission's final decision. Any final decision by the European Commission is subject to appeal to the European Courts.

End

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